SHALLBETTER INDUSTRIES, INC.
30 Sembrado
Rancho Santa Margarita, CA 92688

Information Statement
Pursuant To Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

****

INTRODUCTION

This Information Statement is being sent to you in connection with a pending change in control of Shallbetter Industries, Inc., (the "Company").   The change in control will result in a change in the identity of the members of the Company's Board of Directors.

This Information Statement is being mailed on or before August 26, 2003 to all persons who are holders of record of the Company's common stock as of the date of the mailing. The information included in this Information Statement regarding the persons designated to become directors of the Company following the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

Terms of Transaction.

The Company has entered into an Agreement for Share Exchange with Logistic Resources, Ltd., a British Virgin Islands corporation ("Logistic"), and with each of the individual shareholders of Logistic. Logistic is the owner of 13 mineral exploration licenses in Outer Mongolia covering an area in excess of 400,000 hectares.

The Agreement for Share Exchange provides that the Company will issue approximately 327.527 shares of its common stock in exchange for each share of Logistic common stock to be acquired. Logistic currently has a total of 50,000 shares of common stock issued and outstanding. Therefore, the Company will be required to issue a total of approximately 16,376,345 shares in order to acquire all of the issued and outstanding common stock of Logistic.

The Company currently has a total of 3,623,655 shares of its common stock issued and outstanding. Following closing under the Agreement for Share Exchange, Logistic will be a wholly-owned subsidiary of the Company, and the Company will have a total of approximately 20,000,000 shares issued and outstanding, of which 16,376,345 shares, or approximately 81.88% will be owned by persons who are currently shareholders of Logistic.

It is currently anticipated that the closing under the Agreement for Share Exchange will be completed on or about September 8, 2003.

MANAGEMENT

The sole executive officer and directors and executive officers currently serving the Company are as follows:

<u>Name</u>	<u>Age</u>	<u>Positions held and tenure</u>
Thomas K. Russell	49	President and Director since July, 2002

<u>Biographical Information</u>

Thomas K. Russell.   Mr. Russell was appointed as the Company's President and Sole Director on July 19, 2002. Since February, 1998, Mr. Russell has served as Director and President of PCMA, Inc., a consulting firm specializing in mergers, acquisitions and financings for companies desiring to trade and access capital in the public markets. From December 1989 through February 1998, Mr. Russell served as founder, director, general counsel and chief financial officer of MTR Gaming Group, Inc., a successful operator of gaming facilities (Nasdaq: MNTG). From 1979 through 1989, Mr. Russell practiced law in Southern California, specializing in general business and corporate law, and the representation of alternative health care providers. During this period, Mr. Russell also represented American Indian tribes, for which he also served as a legislative lobbyist in Washington, D.C. From 1971 through 1989, Mr. Russell served as an officer, director or general counsel for several public and private companies doing business in the hospitality, petroleum, mining, motion picture, television broadcasting and wholesale travel industries. Mr. Russell received a Bachelor of Arts from California State University at Fullerton in Business Administration in 1975, and received his Juris Doctor from Pepperdine University School of Law in 1978. He is licensed by the California State Bar.

Compliance With Section 16(a) of the Exchange Act**.**

Based solely upon review of copies of Form 5 filings furnished to the Company, there are no Company officers, directors or principal shareholders who failed to make timely filings of reports required by Section 16(a) of the Securities Exchange Act of 1934 for the fiscal year ending December 31, 2002.

DESIGNEES AS COMPANY DIRECTORS

The following table sets forth the names and ages of each of the persons expected to be appointed to the Company's Board of Directors following completion of the share exchange transaction described herein between the Company and Logistic Resources, Ltd:

Name	Age	Position
Anthony C. Y. Chow	37	Director, Chairman and CEO
Chow Chung Pang	41	Director
Terry W. Wong	42	Director and President
Martina Lynch	44	Director and Secretary
Robert J. L. Shaw	51	Director

The directors named above will serve until the first annual meeting of the Company's stockholders following completion of the share exchange transaction, or until their successors have been appointed. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. Except for the plan described herein to appoint new directors following completion of the share exchange transaction, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

Biographical Information

Anthony C. Y. Chow. Mr. Chow will be a Director, Chairman of the Board and CEO of the Company. He is currently the President of Waistech International, Inc., and has been a Director of that company since March, 2001. He is also Chairman of Jadepear Investment, Ltd., and in that capacity has spent the last several years conducting businesses in North America and China in the areas of trade, technology transfer and natural resource businesses. Mr. Chow has held several senior management positions with both investment and manufacturing firms, the most recent being Vice President of Waistech Electronics (HK), President of Polymer Plastic Manufacturing (China) and President of Logistics Resources, Ltd (BVI). Mr. Chow holds dual degrees in engineering and commerce.

Chow Chung Pang.   Mr. Chow will be a Director of the Company. He has been Vice President of Waistech International, Inc., since March, 2001, where his responsibility is mainly focused on sales and marketing of the company's services in China. Mr. Chow has developed extensive business contacts and relationships all over Asia during the past ten years in the areas of trade, electronics and information technologies as President of Waistech Electronics (HK) and Vice President of Polymer Plastic Manufacturing (China). Mr. Chow has a degree in computer engineering and has developed systems integration for various financial institutions in Asia.

Terry W. Wong.   Mr. Wong will be the President and a Director of the Company. He is a founder and one of the directors of Logistics Resources, Ltd. He was a founder of Shenzhen Global Net Ltd (Shenzhen, China) and has been a director of that company since 1998. From 1996 to 1998 he was the founder of Royal Diamond Casino (Canada), one of the first casinos in Vancouver, Canada. From 1990 to 1997 he was Managing Director of Maple Fortune Holdings (Canada), a commercial real estate development company. From 1985 to 1989 he was Executive Director of Tak Kee Stevedoring and Container Ltd (Hong Kong). He holds both a bachelors degree in finance and a masters degree in economics from Simon Fraser University.

Martina Lynch.   Ms. Lynch will be the Secretary and a Director of the Company. For the past 24 years she has worked on the administrative team of McCarthy Tetrault, LLP, a law firm in Vancouver, Canada.

Robert J. L. Shaw.   Mr. Shaw will be a Director of the Company. Mr. Shaw's background includes investment banking, commodity trades, international finance, real estate and movie productions. He has also served on the board of directors of a number of companies internationally. He comes from a prominent entertainment and media family whose holdings include TVB, the largest television network in Asia, and Shaw studio and theatres. Mr. Shaw holds a degree in economics from University of British Columbia, Canada.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Schedule, stock ownership of each executive officer and director of Shallbetter Industries, Inc., of all executive officers and directors of Shallbetter Industries, Inc., as a group, and of each person known by Shallbetter Industries, Inc., to be a beneficial owner of 5% or more of its Common Stock. The table also sets forth the anticipated stock ownership of each executive officer, each person who is expected to be appointed as a director of the Company, and each person who is expected to be a beneficial owner of 5% or more of the Company's common stock following completion of the share exchange transaction. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. No person listed below has any options, warrant or other right to acquire additional securities of Shallbetter Industries, Inc., except as may be otherwise noted.

Name and Address	Number of Shares Beneficially Owned Before Closing Under Agreement for Share Exchange	Percent of Class Before Closing Under Agreement for Share Exchange	Number of Shares Beneficially Owned After Closing Under Agreement for Share Exchange	Percent of Class After Closing Under Agreement for Share Exchange
Thomas K. Russell [1] 30 Sembrado Rancho Santa Margarita, CA 92688	150,000	4.14%	150,000	0.75%
Donald G. Saunders [2] 2877 Paradise Road Las Vegas, NV 89109	2,227,499	61.47%	2,227,499	11.14%
Bonnie Saunders [2] 2877 Paradise Road Las Vegas, NV 89109	2,227,499	61.47%	2,227,499	11.14%
Scott Saunders [3] 3370 190th Street, #2612 Aventura, FL 33180	290,001	8%	2,90,001	1.45%
Craig Laughlin 11900 Wayzata Blvd, Suite 100 Hopkins, MN 55305	262,500	7.24%	262,500	1.31%
Anthony C. Y. Chow [4] 3111Springside Place Richmond, Vancouver V7E 1X3, Canada	0	0	10,981,734	54.91%
Anita Choy 6732 Cartier St. Vancouver, BC VSP 4S4, Canada	0	0	2,322,305	11.61%
Chow Chung Pang [4] Room 303A, 3F, Peter Building 58-62 Queens Road Central Hong Kong	0	0	0	0

Terry Wong [4] 1094 Hillside Road W. Vancouver V7S 1E9, Canada	0	0	0	0
Martina Lynch [4] 1402-1415 W. Georgia St. Vancouver, BC V6C 3CA, Canada	0	0	0	0
Robert J. L. Shaw [4] [5] 1402-1415 W. Georgia St. Vancouver, BC V6C 3CA, Canada	0	0	1,068,817	5.34%
All current officers and directors as a group (1 person)	150,000	4.14%	150,000	0.75%
All persons to be appointed as officers and directors following share exchange (5 persons) officers and directors	0	0	12,050,551	60.25%

(1) The person listed is currently an officer and director of the Company.

(2) Includes 1,227,500 shares owned by the Don and Bonnie Saunders Family Trust and 999,999 shares owned by the Saunders Children's Trust, of which Donald G. Saunders and Bonnie Saunders may be deemed to be the beneficial owners.

(3) Includes 225,000 shares owned by Scott Saunders, son of Donald G. Saunders, and 65,001 shares owned by Hannah Saunders, the minor child of Scott Saunders. Scott Saunders is the adult son of Donald G. Saunders. Donald G. Saunders disclaims beneficial ownership of the shares owned by Scott Saunders.

(4) The person listed has been designated to become an officer or director, or both, of the Company following completion of the share exchange transaction with Logistic Resources, Ltd.

(5) Includes 1,068,817 shares to be owned by Sea Dragon, Inc., of which Mr. Shaw may be deemed to be the beneficial owner.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director has received any remuneration or compensation from the Company. The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

The Company is not aware of any plans the new management group may have, following completion of the share exchange transaction with Logistic Resources, Ltd., to pay compensation or remuneration to the newly appointed officers or directors or to adopt any type of stock option, retirement, pension or profit-sharing program for the benefit of directors, officers or employees of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification of Officers and Directors

As permitted by Minnesota law, the Company's Bylaws provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers provided that they have not been provided indemnification from another source, provided that they acted in good faith and received no improper benefit, and provided that they reasonably believed that their conduct was in the best interests or was not opposed to the best interests of the Company   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

The Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, liability based on the payment of an improper dividend or an improper repurchase of the Company's stock under Minnesota Statutes Section 302A.559, or on violations of federal or state securities laws, or liability for any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

****

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

August 22, 2003